SECURITIES/ 08029472
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaska Capital Management Corporation d/b/a Aurora Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congressional Blvd., Suite #114
(No. and Street)

Carmel, (City) IN (State) 46032 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 8 2008 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry R. Hendrix (317) 843-5577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name — *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste 195 (Address) Indianapolis, (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Hendrix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaska Capital Management Corp. d/b/a Aurora Securities, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jerry R. Hendrix
Signature

Secretary/Treasurer
Title

James M Kornmann
Notary Public STATE of Indiana County of Hamilton commission expires 10/02/09

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (in) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
FINANCIAL STATEMENT

DECEMBER 31, 2007

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Alaska Capital Management Corporation
d/b/a Aurora Securities
Carmel, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Alaska Capital Management Corporation d/b/a Aurora Securities as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Alaska Capital Management Corporation d/b/a Aurora Securities as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.
PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2008

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	50,009
Accounts receivable		1,662
Prepaid expenses		3,246
Total assets	$	54,917

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	971
Shared expenses payable		2,735
Federal and State income taxes		1,132
Total liabilities		4,838
Stockholders' equity		
Common stock, par value $1 per share, authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid in capital		23,000
Retained earnings		26,079
Total stockholders' equity		50,079
Total liabilities and members' equity	$	54,917

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions and fees	$ 140,179
Interest	2
	140,181
EXPENSES	
Commissions	51,160
Occupancy and equipment costs	21,880
Professional fees	36,044
Insurance	4,625
Office supplies	481
Other operating expense	751
	114,941
Net income before income taxes	25,240
Provision for income taxes	5,637
NET INCOME	$ 19,603

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	CAPITAL STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance at January 1, 2007	$ 1,000	$ 23,000	$ 6,476	$ 30,476
Net income	-	-	19,603	19,603
Balance at December 31, 2007	$ 1,000	$ 23,000	$ 26,079	$ 50,079

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	19,603
Changes in		
Decrease in accounts receivable		13,259
Increase in prepaid expenses		(583)
Decrease in accounts payable		(17,823)
Decrease in payroll tax liabilities		(890)
Increase in income taxes payable		210
Net cash provided by operating activities		13,776
Net increase in cash		13,776
Cash at beginning of year		36,233
Cash at end of year	$	50,009

See accompanying notes to financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alaska Capital Management Corporation d/b/a Aurora Securities (the Company) is a registered securities broker dealer. The Company was incorporated in Alaska on April 26, 1989. The Company was formed to offer a broad range of investment management services for the investing public within and without Alaska.

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all highly liquid liquid investments with a maturity of three months or Less when purchased to be cash equivalents.

Revenue Recognition
Income is recognized as revenue when all significant services have been rendered.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported Amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized int the Company's financial statements or income tax retruns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for tax pruposes.

2. RELATED PARTY TRANSACTIONS

The Company utilizes office space, equipment and personnel of a related organization (common stockholders) and, accordingly, incurred expenses paid to such firm amounting to approximately $ 21,880.00 for 2007.

3. INCOME TAXES

Income taxes are computed as follows:

4. SALE OF STOCK

On or about January 31, 2007, the Company's stockholders negotiated the sale of stock to the current unrelated stockholder. The Company continued in operations under the new stockholder.

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net Capital

Ownership equity per financial statements	$	50,078
Nonallowable assets		(4,908)
Net capital	$	45,170

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II FOCUS report	$	49,208
Audit adjustments		(4,038)
Reconciled net capital		45,170

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate indebtedness	
Included in statement of financial condition	
Accounts payable	$ 4,838
Computation of basis net capital requirement	
Minimum net capital required	$ 323
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 40,170
Excess net capital at 1000%	$ 44,686
Ratio: aggregate indebtedness to net capital	0.107 to 1

ALASKA CAPITAL MANAGEMENT CORPORATION
d/b/a AURORA SECURITIES
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal 2007.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Alaska Capital Management Corporation
d/b/a Aurora Securities
Carmel, Indiana

In planning and performing our audit of the financial statements of Alaska Capital Management Corporation d/b/a Aurora Securties as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and isnot intended to be and should not be used by anyone other than these specified parties.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2008

END